Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
REVIV3 PROCARE COMPANY

REVIV3 PROCARE COMPANY (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify as follows:

1.	This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 9, 2015, as amended by that Certificate of Amendment filed on June 13, 2022, and by that Certificate of Amendment filed on January 12, 2024 (the “Certificate of Incorporation”).

2.	Article I of the Certificate of Incorporation of the Corporation shall be amended and restated as follows:

“The name of this corporation is AXIL Brands, Inc. (the “Corporation”).”

3.	Article V of the Certificate of Incorporation of the Corporation shall be amended and restated as follows:

“Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, and in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.”

4.	Article VI of the Certificate of Incorporation of the Corporation shall be amended and restated as follows:

“The Board of Directors will be divided into three classes: Class I, Class II and Class III. The number of directors in each class shall be the whole number contained in the quotient arrived at by dividing the authorized number of directors by three, and if a fraction is also contained in such quotient, then if such fraction is one-third (1/3) the extra director shall be a member of Class III and if the fraction is two-thirds (2/3) one of the extra directors shall be a member of Class III and the other shall be a member of Class II. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. In the event of any increase or decrease in the authorized number of directors: (a) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his or her current term, or his or her prior death, resignation or removal, and (b) the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors to such class or classes as shall, so far as possible, bring the number of directors in the respective classes into conformity with the formula described herein, as applied to the new authorized number of directors. Each director shall be entitled to one vote on each matter presented to the Board of Directors.”

5.	Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding stock entitled to vote thereon has duly approved, the amendment to the Certificate of Incorporation set forth in this Certificate of Amendment.

6.	This Certificate of Amendment shall become effective as of February 14, 2024 at 12:01 a.m. Eastern Time.

7.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by the undersigned duly authorized officer this 12th day of February, 2024.

REVIV3 PROCARE COMPANY
/s/ Jeff Toghraie
Name: Jeff Toghraie
Title: Chief Executive Officer